

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2024

Jason Vieth
Chief Executive Officer
Laird Superfood, Inc.
5303 Spine Road, Suite 204
Boulder, CO 80301

> **Re: Laird Superfood, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 15, 2024**
> **File No. 333-283270**

Dear Jason Vieth:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Patrick Fullem at 202-551-8337 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Matthew L. Fry, Esq.